October 30, 2006

KPMG LLP

303 East Wacker Drive

Chicago, IL 60601

We are writing at your request to confirm our understanding that your examination of our assertion related to JNL/Mellon Capital Management Global 15 Fund (NY), JNL/Mellon Capital Management Value Line 25 Fund, JNL/Mellon Capital Management 25 Fund, JNL/Mellon Capital Management Bond Index Fund, JNL/Mellon Capital Management Communications Sector Fund, JNL/Mellon Capital Management Consumer Brands Sector Fund, JNL/Mellon Capital Management Enhanced S&P 500 Stock Index Fund, JNL/Mellon Capital Management Financial Sector Fund, JNL/Mellon Capital Management Global 15 Fund, JNL/Mellon Capital Management Healthcare Fund, JNL/Mellon Capital Management International Index Fund, JNL/Mellon Capital Management JNL 5 Fund, JNL/Mellon Capital Management NASDAQ 15 Fund, JNL/Mellon Capital Management Oil & Gas Sector Fund, JNL/Mellon Capital Management S&P 400 MidCap Index Fund, JNL/Mellon Capital Management S&P 500 Index Fund, JNL/Mellon Capital Management Select Small-Cap Fund, JNL/Mellon Capital Management Small Cap Index Fund, JNL/Mellon Capital Management Technology Sector Fund, JNL/Mellon Capital Management The Dow 10 Fund, JNL/Mellon Capital Management The S&P 10 Fund, JNL/Mellon Capital Management VIP Fund, JNL/Mellon Capital Management NASDAQ 15 Fund (NY), JNL/Mellon Capital Management The Dow 10 Fund (NY), JNL/Mellon Capital Management The S&P 10 Fund (NY), JNL/Mellon Capital Management Value Line 25 Fund (NY), JNL/Mellon Capital Management The Dow Dividend Fund, JNL/Mellon Capital Management S&P 24 Fund, JNL/Mellon Capital Management JNL Optimized 5 Fund, JNL/Mellon Capital Management The Dow Dividend Fund (NY), JNL/Mellon Capital Management S&P 24 Fund (NY), (collectively, the Funds), compliance with subsections (b) and (c) of rule 17f-2, “Custody of Investments by Registered Investment Companies,” of the Investment Company Act of 1940 as of July 31, 2006, and from December 31, 2005 (the date of our last examination) through July 31, 2006, with respect to securities reflected in the investment accounts of the Funds, was made for the purpose of expressing an opinion as to whether our assertion is fairly presented in all material respects. In connection with your examination, we confirm, to the best of our knowledge and belief, the following representations made to you during the examination:

1.	Management has performed an evaluation of the Funds’ compliance with subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940.

2.

Management believes that, as of July 31, 2006, and from December 31, 2005, through July 31, 2006, the Funds were in compliance with subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940.

Further, we acknowledge management’s responsibility for compliance with rule 17f-2 of the Investment Company Act of 1940.

Sincerely,

/s/ Mark Nerud

Mark Nerud

Vice President, Treasurer and Chief Financial Officer

Management Statement Regarding Compliance With Certain

Provisions of the Investment Company Act of 1940

We, as members of management of the JNL/Mellon Capital Management Global 15 Fund (NY), JNL/Mellon Capital Management Value Line 25 Fund, JNL/Mellon Capital Management 25 Fund, JNL/Mellon Capital Management Bond Index Fund, JNL/Mellon Capital Management Communications Sector Fund, JNL/Mellon Capital Management Consumer Brands Sector Fund, JNL/Mellon Capital Management Enhanced S&P 500 Stock Index Fund, JNL/Mellon Capital Management Financial Sector Fund, JNL/Mellon Capital Management Global 15 Fund, JNL/Mellon Capital Management Healthcare Fund, JNL/Mellon Capital Management International Index Fund, JNL/Mellon Capital Management JNL 5 Fund, JNL/Mellon Capital Management NASDAQ 15 Fund, JNL/Mellon Capital Management Oil & Gas Sector Fund, JNL/Mellon Capital Management S&P 400 MidCap Index Fund, JNL/Mellon Capital Management S&P 500 Index Fund, JNL/Mellon Capital Management Select Small-Cap Fund, JNL/Mellon Capital Management Small Cap Index Fund, JNL/Mellon Capital Management Technology Sector Fund, JNL/Mellon Capital Management The Dow 10 Fund, JNL/Mellon Capital Management The S&P 10 Fund, JNL/Mellon Capital Management VIP Fund, JNL/Mellon Capital Management NASDAQ 15 Fund (NY), JNL/Mellon Capital Management The Dow 10 Fund (NY), JNL/Mellon Capital Management The S&P 10 Fund (NY), JNL/Mellon Capital Management Value Line 25 Fund (NY), JNL/Mellon Capital Management The Dow Dividend Fund, JNL/Mellon Capital Management S&P 24 Fund, JNL/Mellon Capital Management JNL Optimized 5 Fund, JNL/Mellon Capital Management The Dow Dividend Fund (NY), JNL/Mellon Capital Management S&P 24 Fund (NY), funds within JNL (the Funds) are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, “Custody of Investments by Registered Management Investment Companies,” of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds’ compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of July 31, 2006, and from December 31, 2005 (the date of our last examination), through July 31, 2006.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of July 31, 2006, and from December 31, 2005 through July 31, 2006, with respect to securities reflected in the investment accounts of the Funds.

JNL Series Trust

JNL Variable Fund LLC

JNL NY Variable Fund LLC

JNL Investor Series Trust

By:__/s/ Mark Nerud_____

Mark Nerud

Vice President, Treasurer and Chief Financial Officer

Report of Independent Registered Public Accounting Firm

Board of Trustees

JNL Series Trust

Board of Managers

JNL Variable Fund LLC

JNLNY Variable Fund LLC:

We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that the JNL/Mellon Capital Management Global 15 Fund (NY), JNL/Mellon Capital Management Value Line 25 Fund, JNL/Mellon Capital Management 25 Fund, JNL/Mellon Capital Management Bond Index Fund, JNL/Mellon Capital Management Communications Sector Fund, JNL/Mellon Capital Management Consumer Brands Sector Fund, JNL/Mellon Capital Management Enhanced S&P 500 Stock Index Fund, JNL/Mellon Capital Management Financial Sector Fund, JNL/Mellon Capital Management Global 15 Fund, JNL/Mellon Capital Management Healthcare Fund, JNL/Mellon Capital Management International Index Fund, JNL/Mellon Capital Management JNL 5 Fund, JNL/Mellon Capital Management NASDAQ 15 Fund, JNL/Mellon Capital Management Oil & Gas Sector Fund, JNL/Mellon Capital Management S&P 400 MidCap Index Fund, JNL/Mellon Capital Management S&P 500 Index Fund, JNL/Mellon Capital Management Select Small-Cap Fund, JNL/Mellon Capital Management Small Cap Index Fund, JNL/Mellon Capital Management Technology Sector Fund, JNL/Mellon Capital Management The Dow 10 Fund, JNL/Mellon Capital Management The S&P 10 Fund, JNL/Mellon Capital Management VIP Fund, JNL/Mellon Capital Management NASDAQ 15 Fund (NY), JNL/Mellon Capital Management The Dow 10 Fund (NY), JNL/Mellon Capital Management The S&P 10 Fund (NY), JNL/Mellon Capital Management Value Line 25 Fund (NY), JNL/Mellon Capital Management The Dow Dividend Fund, JNL/Mellon Capital Management S&P 24 Fund, JNL/Mellon Capital Management JNL Optimized 5 Fund, JNL/Mellon Capital Management The Dow Dividend Fund (NY), JNL/Mellon Capital Management S&P 24 Fund (NY), (the Funds), complied with the provisions of subsection (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 as of July 31, 2006, and during the period from December 31, 2005 (the date of our last examination) through July 31, 2006. Management is responsible for the Funds’ compliance with those provisions. Our responsibility is to express an opinion on management’s assertion about the Funds’ compliance based on our examination.

Our examination was conducted in accordance with attestation standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Funds’ compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of July 31, 2006, and with respect to agreement of securities purchases and sales, for the period from December 31, 2005 through July 31, 2006, with respect to securities transactions:

1)	Examination of Mellon Trust’s (the “Custodian”) security position reconciliations for all securities held by sub-custodians and in book entry form;

2)	Confirmation of all securities, if any, which are hypothecated, pledged, placed in escrow, or out for transfer with brokers;

3)	Inspection of documentation of other securities, if any, held in safekeeping by the custodian but not included in 1) and 2) above;

4)	Reconciliation between the Funds’ accounting records and the Custodian’s records as of July 31, 2006, and verification of reconciling items;

5)	Agreement of cash movement relating to pending trade activity for the Funds as of July 31, 2006, to the Custodian’s records;

6)

Agreement of trade tickets for 15 purchases and 15 sales for the period from January 1, 2006 through July 31, 2006, to the books and records of the Funds, noting they had been properly recorded and subsequently settled;

7)

We reviewed the Mellon Trust Global Securities Services SAS 70 Report on Controls Placed in Operation and Tests of Operating Effectiveness (“SAS 70 Report”) for the period from July 1, 2005 to June 30, 2006, and noted that no negative findings were reported in the areas of Safekeeping and Reconciliation; and

8)

We inquired of the Custodian, who confirmed that all control policies and procedures detailed in the SAS 70 Report have remained in operation and functioned adequately from July 1, 2006 through July 31, 2006.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds’ compliance with the specified requirements.

In our opinion, management’s assertion that the Funds complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of July 31, 2006, and for the period from December 31, 2005 through July 31, 2006, with respect to securities reflected in the investment account of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees and the Board of Managers of the Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/ KPMG LLP

Chicago, Illinois

October 30, 2006